The Marquie Group, Inc.

7901 4th Street North, Suite 4887

St. Petersburg, FL 33702

January 7, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	The Marquie Group, Inc.
Registration Statement on Form S-1: Request for Effectiveness
File No. 333-282356

Dear Sir/Madam:

The Marquie Group, Inc. (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 4:00 PM EST on Wednesday, January 8, 2025, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Marc Angell Marc Angell CEO